June 2, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (212) 455-2502

Thomas J. Riordan, Esq.
Senior Vice President, Law & Administration
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, NJ 08540

Re: 	Rockwood Holdings, Inc.
	Form S-1, amendment number 1, filed May 13, 2005
	File No. 333-122764

Dear Mr. Riordan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1, AMENDMENT NUMBER ONE, FILED MAY 13, 2005

Comments applicable to your overall filing

1. Please address the following comments as appropriate to both
Rockwood Holdings and Dynamit Nobel.

2. We note your response to our prior comment regarding your Iranian subsidiary. Please identify the indirect subsidiaries that sold chemicals to customers and distributors in Iran, and advise us whether they are wholly-owned indirect subsidiaries. Advise us also whether the sales in 2004 are the only sales those subsidiaries have made into Iran, and whether the subsidiaries are parties to contracts pursuant to which future sales may be made into Iran. If they are parties to such contracts, describe the material terms of the contracts. Please also advise us whether any of the sales into Iran have been sales to the Iranian government, or to enterprises owned or controlled by the Iranian government. We may have further comment.

3. Please discuss the bases of your conclusion that your subsidiaries` sales into Iran, a country identified as a state sponsor of terrorism and subject to U.S. economic sanctions, do not present sufficient risk of harm to your reputation and share value as to make them material to the company, or cause them to pose a material investment risk to your security holders.

Prospectus Summary, page 1

4. We note your response to our prior comment 9. We continue to believe that balancing disclosure of your history of net losses should be included in your summary. In that regard, we reissue prior comment 9.

Risks Relating to our Business Strategy, page 3

5. Please revise to disclose your leveraged position without giving effect to the offering. We note your disclosure on page 93 that as of December 31, 2004, you had total indebtedness of $3,380.6 million.

6. We continue to believe that you should highlight the risk to unaffiliated shareholders from a significant amount of the proceeds going to insiders as set forth in prior comment 17.

Acquisitions, page 4

7. We note your response to our prior comment 16. Please revise your
Summary to briefly describe, with more detail in your Business section, the KKR Acquisition. In that regard, we reissue prior comment 16.

Unaudited Pro Forma Condensed Combined Information, page 40

8. We note your response to prior comment 42. Note 2 to the financial statements indicates that the Dynamit Nobel acquisition was financed by total debt of $2.3 billion whereas pro forma adjustment
(b) indicates that $3.3 billion of debt was obtained due to the acquisition. Please disclose the difference between the two amounts.

9. Given that adjustment (b) is calculating the pro forma interest expense for the year ended December 31, 2004, it is not clear why your calculation only uses debt balances outstanding at December 31,
2004 instead of debt balances throughout the period for which your are giving pro forma effect. Please also break out this adjustment into 2 components: additions to interest expense due to new debt and decreases in interest expense due to extinguishments of existing debt. Each of these components should show precisely how the amount was computed. Specifically disclose the amount of each debt being repaid or issued multiplied by its interest rate and arrive at the amount of interest expense to be deducted or added in the pro forma adjustment. For debt that incurs interest at a variable rate, you should use the average variable rate that this debt would have incurred over the appropriate historical period for which you are giving pro forma effect. Please also disclose the average interest rate used for each period and the indexed rate (LIBOR+x% or prime +x%) of the new debt. Make the appropriate revisions.

Management`s Discussion and Analysis

Results of Operations, page 65

10. We note your response to prior comment 14. On pages 68, 70, and elsewhere you continue to discuss gross margin, revenue and other GAAP financial statement lines items which exclude amounts that are included when calculated in accordance with GAAP and when presented in your statement of operations. These amounts constitute non-GAAP measures and therefore would require you to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K. In addition, you could instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions. Refer to Question 17 of our FAQ Regarding the Use of Non-
GAAP Financial Measures.

Dynamit Nobel

Year ended December 31, 2003 compared to year ended September 30,
2002, page 81

11. We note your response to prior comment 51. You state that operating expenses in 2003 included $19.8 million of net non-recurring costs primarily related to net closure costs/costs of discontinuing businesses/operations of $14.7 million. Please clarify why these amounts would not be reported in discontinued operations in accordance with paragraphs 41 through 44 of SFAS 144.

Commitments and Contingencies, page 100

12. We note that in several places throughout your discussion you state that certain issues will not have a material adverse effect on your "long-term" business, financial condition or results of operations. Please revise to clarify what you mean by "long-term."
We may have further comment based on your revised disclosure.

13. We also note your disclosure that environmental matters "may have a material adverse effect on our results of operations or cash flows in any given accounting period." This is extremely vague. Please revise to specify the m

Critical Accounting Policies

Deferred Taxes, page 107

14. On page 109, you state that you determined during the fourth quarter that a full valuation allowance was required on the deferred tax assets related to the United States federal net operating loss carryforwards of $137.8 million. In addition you state that you have recorded a full valuation allowance during the fourth quarter on the deferred tax assets related to interest on the pay-in-kind loans and notes and senior discount notes. On page 19, you state that you had deferred tax assets of $136.4 million related to net operating loss carryforwards for which you have valuation allowances of $120.7 million. Given that $120.7 million is the total valuation allowance recorded at December 31, 2004 based on Note 9 to the financial statements, it is not clear how you have a full valuation allowance recorded on the deferred tax assets related to interest on the pay-in-kind loans and notes and senior discount notes as well as on the deferred tax assets related to the United States federal net operating loss carryforwards. Please clarify your disclosure.

Business, page 118

15. We note your response to our prior comment 60. Please revise to disclose this information in your Business discussion.

Rockwood Financial Statements

16. Please update the financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation
S-X.

Note 3.  Segment Information, page F-21

17. We note your response to prior comment 83. You state that the corporate classification also includes the results of operations, assets (primarily real estate) and liabilities (including pension and environmental) of legacy businesses formerly belonging to Dynamit Nobel. Please disclose why these amounts were not allocated to the other reportable segments. Please also disclose why identifiable assets result in a negative balance at December 31, 2003 and December
31, 2004.

Note 16.  Business Restructurings and Asset Sales

2004 Restructuring Actions, page F-47

18. Please clarify which specific restructuring charges compose the
$31.4 million recorded in purchase accounting. Please explain how these charges meet the criteria of EITF 95-3.

Note 19.  Commitments and Contingencies, page F-48

19. We note your response to prior comment 96. As previously requested, please also expand your disclosures regarding product liability matters. Given your disclosures on page 23, it appears that there are matters related to your Performance Additives segment,
Advanced Ceramics segment, and Specialty Chemicals segment. Please clarify your disclosures to state whether any amounts have been accrued as well as the actual amounts accrued. In addition, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5. Please also provide the disclosures called for by SAB Topic 5:Y.

ROCKWOOD SPECIALTIES GROUP`S
FORM 10-K/A#1 FOR THE YEAR ENDED DECEMBER 31, 2004

Comments applicable to your overall filing

20. Please address the comments above in the future filings of Rockwood Specialties Group, as applicable.

21. Please file an amendment to your Form 10-K to provide the Item
9A
(Controls and Procedures) disclosures required by Item 307 and 308 of
Regulation S-K. Please clearly disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2004. Specifically state whether or not you concluded they were effective. Given on page 53 you state that you have identified weaknesses in internal controls, please provide a description of each of these weaknesses.





ROCKWOOD SPECIALTIES GROUP`S
FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2005

Comment applicable to your overall filing

22. Please address the comments above in your interim filings as well.

Item 4.  Controls and Procedures

23. Please file an amendment to your Form 10-Q to clearly disclose your conclusions regarding the effectiveness of your disclosure controls and procedures as of March 31, 2005. Specifically state whether or not you concluded they were effective. Refer to Item 307 of Regulation S-K.

*	* 	*

Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions regarding accounting comments to Nudrat
Salik, Staff Accountant, at (202) 551-3692, or in her absence, to Rufus Decker, Branch Chief (Accounting) at (202) 551-3769. Direct questions on other disclosure issues to Lesli Sheppard at (202) 551-
3708 or the undersigned at (202) 551-3767.


			Sincerely,


					Jennifer R. Hardy
					Legal Branch Chief


cc:	Roxanne Reardon, Esq.
	Simpson Thacher & Bartlett LLP
	425 Lexington Ave.
	New York, NY 10017

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Thomas J. Riordan, Esq.
Rockwood Holdings, Inc.
Page 7



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE